UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

 Date of Report: March 17, 2022

(Date of earliest event reported)

RED OAK CAPITAL FUND III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200

Grand Rapids, Michigan 49546

(Full mailing address of principal executive offices)

(616) 734-6099

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 9. OTHER EVENTS

On March 17, 2022, Red Oak Holdings Management, LLC (“ROHM”), who is the Manager of Red Oak Capital Holdings, LLC (“ROCH”), who is the sole member and Manager of Red Oak Capital GP, LLC (“ROCG”), who is the sole member and Manager of Red Oak Capital Fund III, LLC (the “Company”), announced the appointment of Paul Cleary as President of ROCH, effective immediately, and Chief Operating Officer (“COO”) of ROCH, effective immediately upon the termination of Joseph Elias as COO of ROCH, whose termination shall be effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, by and among Mr. Elias, ROHM, ROCH, and Red Oak Capital Participation Fund GP, LLC.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund III, LLC, a Delaware limited liability company

By:	Red Oak Capital Holdings, LLC, its Sole Member and Manager

By:	/s/ Gary Betchel
Name:	Gary Betchel
Its:	Chief Executive Officer

Date: March 18, 2022

3